EXHIBIT 99.1

Electrovaya Reports Record Revenue of $44.1 Million for Fiscal Year 2023; Up 171% Y/Y

Over $3.2 million in Adjusted EBITDA1 with an Operating Profit of $1.2 million for Fiscal 2023; Two-year Revenue CAGR of 100%;

Fiscal 2024 Guidance of $65 to 75 million underpinned by increasing order backlog and an updated Three Year Strategic Supply Agreement with two of the largest OEMs in the Material Handling sector

Expects continued strong growth into Fiscal 2025 and beyond supported by new high voltage battery system product lines and anticipated capacity expansion

Toronto, Ontario – January 3, 2024 – Electrovaya Inc. (“Electrovaya” or the “Company”) (Nasdaq: ELVA, TSX: ELVA), a leading lithium-ion battery technology and manufacturing company, today reported its financial results for the fourth quarter and fiscal year ended September 30, 2023 (“Q4 FY2023” & “FY 2023”, respectively). All dollar amounts are in U.S. dollars unless otherwise noted.

“FY 2023 represented a breakthrough year for the Company with strong revenue growth and over $3.2 million in Adjusted EBITDA1", said Dr. Raj DasGupta, Electrovya’s CEO. “Furthermore, we are building the foundations for a strong FY 2024 including an increased order backlog, a new OEM partner and new product lines. Given the strength of the backlog and the current line of sight for other orders, we are providing guidance of between $65 million and $75 million revenue for FY 2024, which represents approximately 59% annual growth at the mid-point.

“We are also looking ahead to 2025 and beyond and are seeding new markets with our recently developed high voltage battery system line. We are making good progress in securing long term supply contracts for these systems in the electric bus and other market segments that we are targeting.”

John Gibson, Electrovaya’s CFO commented, “Following listing on Nasdaq and due to increasing business size combined with limited resources at our previous auditing firm, we made the decision to engage MNP LLP as our new auditors in September. First year audits tend to take longer than expected as the audit team learns about our business. As a result of discussions, and with the new auditor’s guidance, management restated the financials for fiscal year 2022. The restatements pertain to the functional currency, revenue recognition, the addition of the Jamestown assets to the balance sheet in 2022 and non-cash valuation adjustments to warrants and performance-based stock options.”

Please refer to our MD&A and Financial Statements for further clarification.

1 Non-IFRS Measure: Adjusted EBITDA is defined as profit/(loss) from operations , plus finance costs, stock based compensation and depreciation. Adjusted EBITDA does not have a standardized meaning under IFRS. Therefore it is unlikely to be comparable to similar measures presented by other issuers. Management believes that certain investors and analysts use adjusted EBITDA to measure the performance of the business and is an accepted measure of financial performance in our industry. It is not a measure of financial performance under IFRS, and may not be defined and calculated in the same manner by other companies and should not be considered in isolation or as an alternative to Income (loss) from operations.

Financial Highlights:

•	Revenue for FY 2023 was $44.1 million, compared to restated revenue of $16.3 million in the fiscal year ended September 30, 2022 (“FY 2022”). The overall gross margin was 27% in FY 2023, which was a 300 basis point increase from the FY 2022 level.
•	Adjusted EBITDA[1] was $3.2 million, a significant improvement of $6.7 million from negative $3.5 million in fiscal 2022. Fiscal 2023 adjusted EBITDA was more than enough to support relatively high interest debt facilities that the Company currently utilizes for working capital.
•	As of September 30, 2023, current assets were $25.9 million, current liabilities were $26.6 million, and equity was $7.1 million. This represents an increase of $11.1 million in current assets, an increase of $3.9 million in current liabilities, driven primarily by the increase to trade and other payables of $3.7 million and an increase in equity of $13.9 million compared to the balances as of September 30, 2022.
•	On December 20, 2023, the Company renewed its revolving facility and extended the term of the facility by three months to March 29, 2024, with the aim to refinance the facility with another lender by the end of Q2 FY2024. The Company retains the option to extend the existing facility by a further three months to June 29, 2024.

Business Highlights:

•	On July 3, 2023, the Company announced that the Nasdaq Stock Market LLC approved the listing of the Common Shares on the Nasdaq Capital Market (“Nasdaq”). The Company commenced trading on Nasdaq under the symbol “ELVA” at the opening of trading on Thursday, July 6, 2023 and will continue to trade on the Toronto Stock Exchange under the symbol “TSX:ELVA”.
•	On July 20, 2023, the Company announced the launch of its Infinity-HV battery systems. The Infinity-HV systems target heavy-duty, high-voltage applications including buses, trucks, hybrid-fuel cell/battery systems and stationary energy storage systems. The first shipments were announced on December 26 to a global aerospace and defense company.
•	On October 24, 2023, the Company announced the appointment of Steven Berkenfeld to the Company’s board of directors. In previous roles, Steven served as Managing Director in investment banking at Barclays Capital co-heading the firm’s Cleantech Initiative, and leading the banking effort for Emerging Industrial Technology companies amongst other roles.
•	On November 2, 2023, the Company announced that it had executed a strategic supply agreement with two leading affiliated OEM partners for material handling vehicles and other affiliates for the supply of battery systems. The new agreement supersedes a preceding agreement from December 2020 with just one of the OEM partners and includes a longer term with larger minimum purchases to maintain exclusivity.
•	In October 2023, the Company established a relationship with one of the four largest Japanese trading houses or “sogo shosha”. Through this partnership, Electrovaya products are being marketed to a host of Japanese and international OEMs representing a significant boost to the Company’s sales reach.
•	The Company continues to make progress with regards to its planned battery “gigafactory” in Jamestown, NY. The Company has completed engineering studies for the manufacturing site and anticipated manufacturing equipment and also updated environmental studies. Recently the Company hired Lee Gilmore as the General Manager and it continues to identify other key staff. The Company also continues to make progress in securing additional non-dilutive financing, including government backed debt, for the planned facility, however it will only proceed on making significant investments once this is finalized.

Positive Financial Outlook & Fiscal 2024 Guidance:

The Company anticipates revenue of approximately $65 to $75 million for the fiscal year ending September 30, 2024 (“FY 2024”), representing year-over-year growth of approximately 58% at the midpoint. The increase in revenue is anticipated to be underpinned by a recently expanded strategic supply agreement which now includes an additional global OEM, increasing order backlogs and new products designed for new sectors. This guidance is subject to change and is made barring any unforeseen circumstances. See “Forward-Looking Statements”.

Selected Annual Financial Information for the Years ended September 30, 2023, 2022 and 2021

Results of Operations

(Expressed in thousands of U.S. dollars)

Summary Financial Position

(Expressed in thousands of U.S. dollars)

Quarterly Results of Operations

(Expressed in thousands of U.S. dollars)

The Company’s complete Financial Statements, Management Discussion and Analysis and Annual Information Form for the fourth quarter and fiscal year ended September 30, 2023 are available at www.sedar.com or on the Company’s website at www.electrovaya.com.

Update on Filing Obligations and Management Cease Trade Order Application

Further to the Company’s news release dated December 22, 2023, with the respect to the potential for delay in filing its annual financial statements, management's discussion and analysis and related certificates and annual information form for the year ended September 30, 2023 (the “Required Filings”) and the related application for a management cease trade order (“MTCO”) in the event the Required Filings were not filed by December 29, 2023.

The Company has filed a Form 12b-25 - Notification Of Late Filing with the United States Securities and Exchange Commission with respect to the filing of its annual report in the United States with the United States Securities and Exchange Commission. As a result, the Company may file its Form 20-F, or Form 40-F, if permitted under United States securities laws, on or before January 13, 2023.  The Company expects to satisfy its annual filing obligations on Form either 20-F or Form 40-F, as applicable, by this date. The Company is evaluating whether it will satisfy the eligibility requirements of the multijurisdictional disclosure system with respect to its United States filing obligations. In the event it does, it expects to satisfy its United States annual reporting obligations by preparing and filing its disclosure reports with the SEC on Form 40-F primarily in accordance with Canadian disclosure requirements.

Conference Call & Webcast details:

•	Date: Wednesday, January 3rd, 2024
•	Time: 8:00 am. Eastern Standard Time (EST)
•	Toll Free: 888-506-0062
•	International: 973-528-0011
•	Participant Access Code: 193374
•	Webcast: https://www.webcaster4.com/Webcast/Page/2975/49582

To help ensure that the conference begins in a timely manner, please dial in 10 minutes prior to the start of the call.

For those unable to participate in the conference call, a replay will be available for two weeks beginning on January 3, 2024 through January 17, 2024. To access the replay, the dial-in number is 877-481-4010 and 919-882-2331. The replay access ID is 49582.

Investor and Media Contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com

905-855-4618

Brett Maas

Hayden IR

elva@haydenir.com

646-536-7331

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements including statements relating to FY 2024 revenue and growth expectations, refinancing existing debt, the satisfaction of filing obligations in the United States, new product lines, new OEM partners, and an increased order backlog in FY 2024, business opportunities in 2025, progress on the development of the Company’s Jamestown assets, the deployment of the Company's products by the Company's customers and the timing for delivery thereof, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “possible”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors and assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Without limitation, statements with respect to the  FY2024 guidance, to the purchase and deployment of the Company's products by the Company's customers and users, and the timing for delivery thereof, = levels of expected sales and expected further purchases and demand growth, and development of facilities are based on an assumption that the Company's customers and users will deploy its products in accordance with communicated and contracted intentions and in accordance with trends observed by management, that the Company will be able to deliver the ordered products on a basis consistent with past deliveries, that future gross margins will reflect expected gross margins based on historical sales, the ability to increase prices to help maintain gross margins, ability to have production ramps of the Infinity Battery Technology Products in FY2024 to meet demand. Statements with respect to the ability refinance debt are based on assumptions extrapolated from discussions with alternative lenders to the Company’s existing lender. Important factors that could cause actual results to differ materially from expectations include but are not limited to macroeconomic effects on the Company and its business and on the Company's customers, economic conditions generally and their effect on consumer demand, labor shortages, inflation, supply chain constraints, and other factors which may cause disruptions in the Company's supply chain and Company's capability to deliver the products. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2023 under “Risk Factors”, and in the Company's most recent annual Management's Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

The expected revenue for FY 2024 described in this release constitutes future‐oriented financial information (“FOFI”), and is generally, without limitation, based on the assumptions and subject to the risks set out above under “Forward‐Looking Statements”. Although management believes such assumptions to be reasonable, a number of such assumptions are beyond the Company’s control and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. FOFI is provided for the purpose of providing information about management's current expectations and plans relating to the Company’s future performance, and may not be appropriate for other purposes.

The FOFI does not purport to present the Company's financial condition in accordance with IFRS, and it is expected that there may be differences between expected results and actual results, and the differences may be material. The inclusion of the FOFI in this news release should not be regarded as an indication that the Company considers the FOFI to be a reliable prediction of future events, and the FOFI should not be relied upon as such.